SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                            Report of Foreign Private
 Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of January, 2004

                              ASAT Holdings Limited
             (Exact name of Registrant as specified in its Charter)

                                   14th Floor
                                 138 Texaco Road
                           Tsuen Wan, New Territories
                                    Hong Kong
                     (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

      The Company is correcting the disclosure contained in its report on Form 6-K previously filed on December 15, 2003 with respect to stock-based compensation and to reflect the number of stock options it has granted as of October 31, 2003.

      The Company made the following disclosure with respect to stock-based compensation in its report on Form 6-K filed on December 15, 2003 in footnote 1 to its financial statements:

      Stock-Based Compensation

      The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Compensation expense for stock options awarded to employees, officers and directors is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

      If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts as follows:

                                                                          (Unaudited)             (Unaudited)
                                                                      Three Months Ended       Six Months Ended
                                                                     October 31  October 31,  October 31,  October 31,
                                                                        2003        2002         2003         2002
                                                                     ---------   -----------  -----------  -----------
                                                                        '000       '000          '000         '000
----------------------------------------------------------------------------------------------------------------------
Net loss
----------------------------------------------------------------------------------------------------------------------
      Net loss, as reported                                            $(2,879)   $(3,877)      $(6,204)    $(66,307)
----------------------------------------------------------------------------------------------------------------------
      Deduct: compensation expense recognized under fair value
        based method, net of tax effect                                  4,028        (120)      (4,210)        (240)
----------------------------------------------------------------------------------------------------------------------
      Net loss, pro forma                                               (6,907)     (3,997)     (10,414)     (66,547)
----------------------------------------------------------------------------------------------------------------------
Net loss per ordinary share (dollars per share):
----------------------------------------------------------------------------------------------------------------------
     --   Basic                                                          (0.00)      (0.01)       (0.01)       (0.10)
----------------------------------------------------------------------------------------------------------------------
     --   Diluted                                                        (0.00)      (0.01)       (0.01)       (0.10)
----------------------------------------------------------------------------------------------------------------------
Pro forma net loss per ordinary share (dollars per share):
----------------------------------------------------------------------------------------------------------------------
     --   Basic                                                          (0.01)      (0.01)       (0.02)       (0.10)
----------------------------------------------------------------------------------------------------------------------
     --   Diluted                                                        (0.01)      (0.01)       (0.02)       (0.10)

         The Company corrects the above disclosure as follows:

      Stock-Based Compensation

      The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Compensation expense for stock options awarded to employees, officers and directors is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

      If the Company had accounted for its stock option plan by recording compensation based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts as follows:

                                                                          (Unaudited)            (Unaudited)
                                                                      Three Months Ended      Six Months Ended
                                                                     October 31  October 31,  October 31,  October 31,
                                                                        2003         2002       2003         2002
                                                                     ----------  -----------  ----------   -----------
                                                                         '000       '000         '000         '000
----------------------------------------------------------------------------------------------------------------------
Net loss
----------------------------------------------------------------------------------------------------------------------
     Net loss, as reported                                             $(2,879)   $(3,877)      $(6,204)    $(66,307)
----------------------------------------------------------------------------------------------------------------------
     Deduct: compensation expense recognized under fair value
        based method, net of tax effect                                  4,100       (120)       (4,282)        (240)
----------------------------------------------------------------------------------------------------------------------
     Net loss, pro forma                                                (6,979)    (3,997)      (10,486)     (66,547)
----------------------------------------------------------------------------------------------------------------------
Net loss per ordinary share (dollars per share):
----------------------------------------------------------------------------------------------------------------------
     --   Basic                                                          (0.00)     (0.01)        (0.01)       (0.10)
----------------------------------------------------------------------------------------------------------------------
     --   Diluted                                                        (0.00)     (0.01)        (0.01)       (0.10)
----------------------------------------------------------------------------------------------------------------------
Pro forma net loss per ordinary share (dollars per share):
----------------------------------------------------------------------------------------------------------------------
     --   Basic                                                          (0.01)     (0.01)        (0.02)       (0.10)
----------------------------------------------------------------------------------------------------------------------
     --   Diluted                                                        (0.01)     (0.01)        (0.02)       (0.10)

      The Company made the following disclosure with respect to its stock option plan in its report on Form 6-K filed on December 15, 2003 in footnote 8 to its financial statements:

      Option activity relating to the Company's stock option plan is summarized as follows:

                                                            (Unaudited)
                                                         Outstanding Options
                                                         -------------------
                                                                       Weighted-
                                                                        average
                                                                       exercise
                                                      Number of        price per
                                                     ADS options           ADS
                                                     -----------       ---------
--------------------------------------------------------------------------------
Outstanding at April 30, 2002                         13,483,811         $10.13
--------------------------------------------------------------------------------
Granted                                                1,026,000         $ 1.60
--------------------------------------------------------------------------------
Cancelled                                               (612,480)        $10.02
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at July 31, 2002                          13,897,331         $ 9.11
--------------------------------------------------------------------------------
Granted                                                  180,000         $ 0.96
--------------------------------------------------------------------------------
Cancelled                                               (322,685)        $11.07
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at October 31, 2002                       13,754,646         $ 9.36
                                                      ==========
--------------------------------------------------------------------------------
Outstanding at April 30, 2003                          1,753,480         $ 2.44
--------------------------------------------------------------------------------
Granted                                                  420,000         $ 0.58
--------------------------------------------------------------------------------
Cancelled                                                (24,520)        $ 7.11
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at July 31, 2003                           2,148,960         $ 2.03
--------------------------------------------------------------------------------
Granted                                                6,934,710         $ 1.43
--------------------------------------------------------------------------------
Cancelled                                                (18,750)        $ 1.28
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at October 31, 2003                        9,064,920         $ 1.57
                                                      ==========
--------------------------------------------------------------------------------
ADS options exercisable at:
--------------------------------------------------------------------------------
October 31, 2002                                       7,390,386         $ 9.48
--------------------------------------------------------------------------------
October 31, 2003                                       5,263,890         $ 1.78
--------------------------------------------------------------------------------

      The Company corrects the above disclosure as follows:

      Option activity relating to the Company's stock option plan is summarized as follows:

                                                            (Unaudited)
                                                         Outstanding Options
                                                         -------------------
                                                                       Weighted-
                                                                        average
                                                                       exercise
                                                      Number of        price per
                                                     ADS options           ADS
                                                     -----------       ---------
--------------------------------------------------------------------------------
Outstanding at April 30, 2002                         13,483,811         $10.13
--------------------------------------------------------------------------------
Granted                                                1,026,000         $ 1.60
--------------------------------------------------------------------------------
Cancelled                                               (612,480)        $10.02
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at July 31, 2002                          13,897,331         $ 9.11
--------------------------------------------------------------------------------
Granted                                                  180,000         $ 0.96
--------------------------------------------------------------------------------
Cancelled                                               (322,685)        $11.07
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at October 31, 2002                       13,754,646         $ 9.36
                                                      ==========
--------------------------------------------------------------------------------
Outstanding at April 30, 2003                          1,753,480         $ 2.44
--------------------------------------------------------------------------------
Granted                                                  420,000         $ 0.58
Cancelled                                                (24,520)        $ 7.11
                                                      ----------
Outstanding at July 31, 2003                           2,148,960         $ 2.03
--------------------------------------------------------------------------------
Granted                                                8,744,710         $ 1.64
--------------------------------------------------------------------------------
Cancelled                                                (18,750)        $ 1.28
                                                      ----------
--------------------------------------------------------------------------------
Outstanding at October 31, 2003                       10,874,920         $ 1.71
                                                      ==========
--------------------------------------------------------------------------------
ADS options exercisable at:
--------------------------------------------------------------------------------
October 31, 2002                                       7,390,386         $ 9.48
--------------------------------------------------------------------------------
October 31, 2003                                       5,301,390         $ 1.78
--------------------------------------------------------------------------------

      The Company is correcting the disclosure contained in its report on Form 6-K previously filed on January 5, 2004, to reflect the number of stock options it has granted as of October 31, 2003.

      The Company made the following disclosure with respect to its stock option plan in its report on Form 6-K filed on January 5, 2004:

As of October 31, 2003, we had outstanding stock options for 45,324,600 ordinary shares, equivalent to 9,064,920 ADS, with a weighted average exercise price of $1.57 per ADS (including options granted pursuant to the Employee Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of October 31, 2003, we have outstanding stock options granted to our directors and executive officers as a group for 13,425,000 ordinary shares.

      The Company corrects the above disclosure as follows:

As of October 31, 2003, we had outstanding stock options for 54,374,600 ordinary shares, equivalent to 10,874,920 ADS, with a weighted average exercise price of $1.71 per ADS (including options granted pursuant to the Employee Stock Option Exchange Program as described in the previous paragraph). Of the total amount of outstanding stock options as of October 31, 2003, we have outstanding stock options granted to our directors and executive officers as a group for 20,025,000 ordinary shares.

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ASAT HOLDINGS LIMITED

                                              By: /s/ JEFFREY M.DUMAS
                                                  ------------------------------
                                                             Jeffrey M. Dumas
                                                  Senior Vice President, General
                                                       Counsel and Secretary

Date: January 22, 2004